FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934


                         For the month of February 2004
                                11 February 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                          Form 20-F X        Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                            Yes                No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

EXHIBIT NO. 1 Press release of British Sky Broadcasting Group plc announcing
              Interim results released on 11 February 2004


                                                                11 February 2004


                       BRITISH SKY BROADCASTING GROUP PLC
               Results for the six months ended 31 December 2003


* Net DTH subscriber growth in the quarter of 193,000 to 7.2 million

* Total revenue increases by 17% to GBP1,766 million

* Operating profit before goodwill and exceptional items increases by 84% to GBP283 million

* Net operating cash inflow increases by 57% to GBP401 million

* Profit after tax increases to GBP130 million from GBP12 million

* Earnings per share before goodwill and exceptional items increase to 8.4 pence

* Restoration of dividend with interim payment of 2.75 pence per share

James Murdoch, Chief Executive of British Sky Broadcasting Group plc, said:

"These results show a business that continues to improve. We enter our second half with good momentum, robust financial health and a full programme of work."

Enquiries:

Analysts/Investors:

Neil Chugani        Tel:      020 7705 3837
Andrew Griffith     Tel:      020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles       Tel:     020 7705 3267
Robert Fraser       Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew     Tel:    020 7251 3801

There will be a presentation to analysts and investors at 10:00 a.m. today at the Gibson Hall, 13 Bishopsgate, London, EC2N 3BA and to the press at 11.30 a.m. at the same venue.

A conference call for US analysts will be held at 09:30 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts, together with this press release, will be available today on Sky's corporate website which may be found at www.sky.com/corporate.


OVERVIEW

Sky has produced a strong financial performance in the six months to 31 December 2003 ("the period"), continuing to deliver double-digit revenue growth and demonstrating strong operational gearing. Total revenue for the period was GBP1,766 million, an increase of 17% over the six months to 31 December 2002 ("the comparable period"), and total operating costs before goodwill and exceptional items increased by 9% to GBP1,483 million. Operating profit before goodwill and exceptional items increased to GBP283 million, which generated an operating profit margin before goodwill and exceptional items of 16%, up from 10% for the comparable period.

Profit after tax increased by GBP118 million on the comparable period to GBP130 million. Earnings per share before goodwill and exceptional items increased to
8.4 pence from 5.1 pence in the comparable period. Net debt has been reduced by GBP346 million in the period to GBP759 million representing a reduction of over GBP1 billion since net borrowings peaked at GBP1.833 billion at 31 December 2001. The Company is today announcing an interim dividend payment of 2.75 pence per share.


OPERATING REVIEW

At 31 December 2003, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,208,000, representing a net increase of 193,000 subscribers in the three months to 31 December 2003 ("the quarter"). With this sustained growth, Sky remains on track to achieve its target of eight million DTH subscribers by the end of the calendar year 2005. Subscriber quality remains robust with 55% of all DTH subscribers taking the top tier Sky World package at the end of the period.

The total number of households in the UK and Ireland taking one or more Sky channels increased to over 13 million in the quarter, with a small increase in the number of households subscribing to a television service via cable. For the first time ever, over 50% of UK and Ireland television homes now have access to one or more Sky channels, driven by further growth in the number of DTH subscribers and an increase in the number of households receiving the free-to-air digital service, Freeview.

DTH churn for the year to date (annualised) was 9.4%, the same level as that achieved in the comparable period.

Annualised average revenue per DTH subscriber (ARPU) in the quarter was GBP369, an increase of 5% over the three months to 31 December 2002 and GBP3 higher than ARPU for the previous quarter. The changes in UK and Ireland retail pricing which took effect from 1 January 2004 will be reflected in ARPU from the third quarter of this financial year.

The number of Sky+ subscribers has more than doubled, since the launch of the marketing campaign in October 2003, reaching 250,000 by 31 December 2003. A total of 129,000 new Sky+ customers were added in the quarter, putting Sky comfortably on track to hit its target of 315,000 subscribers by the end of June 2004. There is a strong propensity for Sky+ customers to subscribe to premium packages, with over 75% of new subscribers to Sky+ taking Sky's top tier package, Sky World. Satisfaction levels for Sky+ are very high with nine out of ten customers saying that they are likely to recommend Sky+ to a friend. At 31 December 2003, there were 237,000 subscribers to the Extra Digibox, which represents an increase of 103% on the comparable period.

Programming

The main terrestrial channels, BBC1 and ITV1, continued their audience decline in 2003 with their combined share of viewing, according to the viewing figures from BARB at 31 December 2003, falling below the 50% level for the first time. Multichannel viewing continues to grow year on year and the multichannel share of viewing overtook ITV1's share for the first time ever in the six months to 31 December 2003.

Sky  News  continues  to  pioneer   innovative   news  coverage   techniques  as
demonstrated in its reporting of the Hutton Inquiry, with nightly reconstructions allowing viewers to follow the presentation of evidence in full. Sky News continues to be the rolling news channel of choice during major news stories.

Sky One continues to enhance its schedule and announced in December 2003 that it had acquired exclusive UK and Ireland broadcasting rights to the third season of the successful drama series, '24'. The new year has also seen the launch of Nip/Tuck, which has already achieved high acclaim in the US and has made a successful debut on Sky. Sky One and Sky One Mix continue to deliver strong audiences among 16-34 year-olds.

The Sky Sports channels broadcast more hours of sport than ever before in the year to 31 December 2003, driving Sky Sports' share of viewing in multichannel homes to 3.8% in the period. Sky is well placed to benefit from the higher profile of Rugby Union in the UK and Ireland, following England's Rugby World Cup victory in November 2003, having started a three-year contract for Rugby Union's European competition, the Heineken Cup, in December 2003. Sky Sports has the rights to broadcast five matches exclusively live from each of the opening six rounds, adding to its existing coverage of the domestic Zurich Premiership competition, England's autumn internationals and southern hemisphere Rugby.

Rugby League audiences increased to record levels for the Super League Play-Offs in the quarter, and Sky Sports has since announced that it has secured exclusive live rights to Super League and international Rugby League games for the next five years.

England's international cricket tours to Sri Lanka and Bangladesh, which were shown exclusively live, were also highlights on Sky Sports in the quarter and, with these tours, international cricket was broadcast exclusively on Sky in every month of the 2003 calendar year. Sky Sports will also show England's Test and One-Day cricket matches in the West Indies exclusively live in March 2004.

Sky Sports is attracting strong audiences for its debut coverage of this season's UEFA Champions League, with an average of 1.8 million in-home viewers recorded on Wednesday nights across all games, boosted by Sky's unique interactive service which offers viewers a choice between up to eight live matches broadcast simultaneously. All three qualifying English clubs: Arsenal, Chelsea and Manchester United, have made it to the knockout stage which begins this month.

On 8 August 2003, it was announced that Sky had successfully bid for all four packages of exclusive live UK rights to FA Premier League ("FAPL") football from the 2004/05 to the 2006/07 seasons. As part of its ongoing investigation into the sale of rights by the FAPL, the European Commission conducted inquiries into this most recent auction. On 16 December 2003, the European Commission announced a provisional agreement with the FAPL and with Sky under which, among other things, Sky has agreed to offer to sublicense up to eight live games each season from 2004/05 to 2006/07 to another broadcaster.

Sky Movies introduced major enhancements to its service on 1 November 2003, including the independently-sourced star-rating on EPG movie listings, with a view to providing greater clarity and enabling greater ease of navigation around the wide choice of movies available on the eleven movie channels. During the quarter a number of films attracted audiences of greater than one million on the first night's screening including Star Wars: Episode II - Attack of the Clones and Bend it Like Beckham.


FINANCIAL REVIEW

Revenue

Total revenues increased by 17% on the comparable period to GBP1,766 million, reflecting growth of 11% in the average number of DTH subscribers, another above-market performance in advertising, and higher interactive revenues.

Sky's advertising revenue increased by 11% to GBP147 million, significantly outperforming a broadly flat advertising market in the period. With the majority of annual share deal negotiations now complete, Sky remains confident of continuing to outperform the rate of overall advertising market growth for the remainder of this financial year.

Excluding the one-off receipt of revenue in the first quarter, resulting from an audit of NTL's reporting systems, wholesale revenue was broadly in line with the comparable period at GBP99 million.

Total interactive revenues, which includes both Sky Active revenues and gross betting revenues, increased by 62% to GBP147 million, with increases in revenues from both Sky Active and SkyBet.

Sky Active revenues increased by 17% on the comparable period to GBP56 million. This was due to a combination of increases in retail revenues through SkyBuy, third party betting, revenues from interactive advertising and subsidy recovery revenues.

SkyBet revenue increased by GBP48 million on the comparable period to GBP91 million, driven mainly by growth in the total number of bets placed across all platforms, which more than doubled on the comparable period, and by a first time contribution from SkyBetVegas, launched in March 2003.

Other revenue for the period increased by 9% to GBP84 million, primarily due to the sale of a greater volume of Sky+ boxes and increased Sky+ installation revenues.

Programming costs

Programming costs for the period increased by 5% to GBP783 million. Sports costs, which accounted for 69% of the total increase, rose by GBP27 million to GBP340 million, driven mainly by the additions of both UEFA Champions League Football and the Rugby Union's Heineken Cup this season. An increase in the number of movie channel subscribers and contractual rate increases in movie costs were offset by a favourable movement in the average rate at which the Group was able to purchase dollars against the average rolling hedge rate achieved in the comparable period, leaving costs flat year on year at GBP202 million. Third party costs increased by GBP3 million to GBP176 million, with growth in the average number of subscribers offset by a further reduction in the aggregate cost per subscriber due to the commencement of revised agreements with MTV, Paramount Comedy, Nickelodeon and Music Choice Europe. Costs relating to Sky's wholly-owned Entertainment and News channels, increased by GBP8 million on the comparable period, reflecting ongoing investment in Sky's own programming.

Other operating costs

Marketing costs continued to decrease with a GBP1 million reduction on the comparable period to GBP215 million, despite further robust growth in the subscriber base. The reduction was driven principally by fewer installations and lower unit prices for the set-top box.

Subscriber acquisition cost ("SAC") fell to around GBP200 in the quarter, with savings being achieved in the unit prices of the set-top box.

The marketing campaign for Sky+, which was launched in October 2003, contributed to growth of GBP3 million in above-the-line expenditure to GBP25 million and of GBP7 million in other marketing costs to GBP33 million.

Subscriber management costs, which include Customer Relationship Management ("CRM"), supply chain and infrastructure costs and associated depreciation, increased by GBP30 million on the comparable period to GBP191 million. An increase in CRM costs of GBP3 million reflected the costs associated with the rapidly growing subscriber base offset by continued efficiencies achieved in the call centres. These savings have led to a further reduction in the CRM cost per subscriber which has fallen by 6% on the comparable period. Supply chain and infrastructure costs increased by GBP13 million on the comparable period to GBP86 million primarily as a result of the significant uplift in the number of Sky+ and Extra Digiboxes sold. Depreciation in respect of CRM assets developed and capitalised over the past three years increased by GBP14 million in the period, which also contributed to the increase in subscriber management costs.

Administration costs before goodwill and exceptional items increased by GBP9 million on the comparable period to GBP131 million due mainly to increased technology and facilities costs and costs resulting from increased compliance obligations.

Goodwill amortisation decreased by GBP6 million on the comparable period to GBP58 million. This is principally due to the GBP5 million provision made in the comparable period against goodwill which originally arose on the acquisition of Opta Index Limited ("Opta") as the Group announced that it was to close Opta.

The sale of the Group's 9.9% shareholding in Manchester United plc on 7 October 2003 gave rise to an exceptional profit on disposal of GBP2 million in the period. In accordance with the accounting treatment required by UK GAAP, the GBP33 million provision held against the Group's investment in Manchester United plc was released at 30 September 2003. This was partly offset by a further GBP9 million provision against the Group's remaining football club investments.

After deducting the Group's share of the operating results of joint ventures, a loss of GBP5 million in the period, and net interest payable of GBP42 million, the Group made a profit before tax, goodwill and exceptional items of GBP236 million.

Taxation

The total net tax charge recorded for the period was GBP74 million, principally comprising a current tax charge of GBP69 million and a deferred tax charge of GBP8 million. These charges were offset by a net adjustment in respect of prior years of GBP3 million. Excluding the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective tax rate on ordinary activities of 30%.

After removing the effect of deferred tax, the Group's share of joint ventures' tax (which includes consortium relief) and prior year adjustments, the mainstream corporation tax liability for the period was GBP66 million. This has been reduced by GBP44 million, which is the maximum utilisation of advance corporation tax ("ACT") allowable, to GBP22 million. The remaining GBP10 million of ACT on the Group's balance sheet is expected to be fully utilised against the Group's tax liability for the second half of this financial year.

Earnings

The profit after tax for the period was GBP130 million. The weighted average number of shares outstanding in the period (excluding those shares held in the ESOP trust) was approximately 1,936 million. Earnings per share before goodwill and exceptional items in the period were 8.4 pence compared to 5.1 pence in the comparable period. At 31 December 2003 the total number of shares outstanding was 1,940,085,139.

Cashflow and interest

Earnings before interest, tax and depreciation and amortisation ("EBITDA") before exceptional items increased by 72% in the period to GBP341 million. With an additional GBP60 million of cash inflow principally from movements in working capital, the Group generated an operating cash inflow of GBP401 million, representing the conversion of 142% of operating profit before goodwill and exceptional items.

After the one-off receipt from the sale of the Group's shareholding in Manchester United plc of GBP62 million, capital expenditure of GBP65 million, net interest payments of GBP48 million, taxation of GBP24 million and other net inflows of GBP20 million, net debt decreased by GBP346 million in the period to GBP759 million at 31 December 2003.

Dividend

The Group has continued to generate strong cashflows during the period. In light of the Group's financial strength and the approval of the High Court on 10 December 2003 to eliminate the deficit in the Company's distributable reserves, the Directors are declaring an interim dividend of 2.75 pence per Ordinary Share. The ex-dividend date will be 31 March 2004 and the dividend will be paid on 23 April 2004 to shareholders of record on 2 April 2004. The Directors currently expect to propose a final dividend in respect of the year to 30 June 2004 when the Company reports preliminary results on 4 August 2004. The Board intends to keep the Group's capital structure under review and will set future dividends taking into account the outlook for future earnings growth, free cashflow generation and the investment requirements of the business.


CORPORATE

As a result of two rating upgrades in the quarter, the Group's debt has moved to investment grade. On 8 December 2003 Standard & Poor's increased the Group's credit rating to BBB- and on 9 December 2003 Moody's Investor Service increased its credit rating to Baa3 with the outlook on both ratings 'stable'.

Following the AGM on 3 November 2003, Lord Rothschild was appointed as Director of the Board and non-executive Deputy Chairman. Lord Rothschild took up this post on 17 November 2003. The Board has established a new Corporate Governance Committee to be chaired by Lord Wilson of Dinton, and the members of which comprise Lord Rothschild and Arthur Siskind. Furthermore, the Board plans to appoint a new independent non-executive Director and is in the process of compiling a shortlist and considering candidates for that position.

Following a decision of the Board during the period, Gail Rebuck has been appointed to the role of overseeing the Group's Corporate Responsibility activities.

Appendix 1



Subscribers to Sky Channels


                                                               Prior Year       Opening Prior Quarter
                                                               Q2 2002/03    Q4 2002/03    Q1 2003/04    Q2 2003/04
                                                                    as at         as at         as at         as at
                                                                 31/12/02      30/06/03      30/09/03      31/12/03
DTH digital homes 1,2                                           6,562,000     6,845,000     7,015,000     7,208,000
Total TV homes in the UK and Ireland 3                         26,025,000    26,154,000    26,200,000    25,955,000 4

Total Sky digital homes as a percentage of total UK and               25%           26%           27%           28%
Ireland TV homes

Cable - UK                                                      3,355,000     3,266,000     3,267,000     3,282,000
Cable - Ireland                                                   596,000       605,000       584,000       580,000

Total Sky pay homes                                            10,513,000    10,716,000    10,866,000    11,070,000

DTT - UK 3, 5                                                     873,000     1,510,000     1,710,000     2,075,000

Total Sky homes                                                11,386,000    12,226,000    12,576,000    13,145,000

Total Sky homes as a percentage of total UK and Ireland TV            44%           47%           48%           51%
homes


1: Includes DTH subscribers in Ireland (315,000 as at 31 December 2003, 297,000 as at 30 September 2003, 286,000 at 30 June 2003 and 272,000 at 31
     December 2002).

2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).

3: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at January 2004). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July (latest figures as at July 2003).

4: 2001 UK Census data was incorporated into the BARB data in January 2004, resulting in a revised figure for total UK homes.

5: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at January 2004). These figures may include Sky or Cable homes that already take multichannel TV.



Consolidated Profit and Loss Account for the half year ended 31 December 2003

                           Before      Goodwill     2003/2004        Before      Goodwill     2002/2003   2002/2003
                         goodwill           and     Half year      goodwill           and     Half year   Full year
                              and   exceptional         Total           and   exceptional         Total       Total
                      exceptional         items                 exceptional         items            as          as
                            items                                     items            as     restated*   restated*
                                                                         as     restated*
                                                                  restated*
                             GBPm          GBPm          GBPm          GBPm          GBPm          GBPm        GBPm
              Notes   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (unaudited)   (audited)

Turnover:                   1,809             -         1,809         1,550             -         1,550       3,263
Group and
share of
joint
ventures'
turnover
Less: share                  (43)             -          (43)          (39)             -          (39)        (77)
of joint
ventures'
turnover
Group           2           1,766             -         1,766         1,511             -         1,511       3,186
turnover

Operating       3         (1,483)          (58)       (1,541)       (1,357)          (64)       (1,421)     (2,938)
expenses,
net

EBITDA         12             341             -           341           198             -           198         467
Depreciation                 (58)             -          (58)          (44)             -          (44)        (98)
Amortisation    8               -          (58)          (58)             -          (64)          (64)       (121)

Operating                     283          (58)           225           154          (64)            90         248
profit
(loss)

Share of                      (5)             -           (5)             2             -             2           3
joint
ventures'
operating
results
Profit on       4               -             2             2             -             -             -           -
disposal of
fixed asset
investments
Amounts        4,9              -            24            24             -          (19)          (19)        (15)
written
back to
(written
off) fixed
asset
investments,
net
Profit                        278          (32)           246           156          (83)            73         236
(loss) on
ordinary
activities
before
interest
and
taxation

Interest                        3             -             3             2             -             2           4
receivable
and similar
income
Interest                     (45)             -          (45)          (62)             -          (62)       (118)
payable and
similar
charges
Profit                        236          (32)           204            96          (83)            13         122
(loss) on
ordinary
activities
before
taxation

Tax             5            (74)             -          (74)             1           (2)           (1)          62
(charge)
credit on
profit
(loss) on
ordinary
activities
Profit                        162          (32)           130            97          (85)            12         184
(loss) on
ordinary
activities
after
taxation

Equity          6                                        (53)                                         -           -
dividends
Retained       10                                          77                                        12         184
profit

Earnings        7            8.4p        (1.7p)          6.7p          5.1p        (4.5p)          0.6p        9.6p
(loss) per
share -
basic
Earnings        7            8.3p        (1.6p)          6.7p          5.0p        (4.4p)          0.6p        9.5p
(loss) per
share -
diluted

*The half year and full year results for 2002/03 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".

There were no recognised gains or losses in either period other than those included within the profit and loss account, with the exception of a prior period adjustment in respect of the adoption of UITF abstract 38. The cumulative effect of this adjustment was a GBP12 million reduction to the brought forward profit and loss reserve at 1 July 2003.

All results relate to continuing operations.

The accompanying notes are an integral part of this consolidated profit and loss account. Consolidated Profit and Loss Account for the three months ended 31 December 2003



                          Before     Goodwill and     Three months            Before   Goodwill and    Three months
                    goodwill and      exceptional         ended 31      goodwill and    exceptional        ended 31
                     exceptional            items    December 2003       exceptional          items   December 2002
                           items                             Total             items                          Total
                                                                        as restated*   as restated*    as restated*
                            GBPm             GBPm             GBPm             GBPm            GBPm            GBPm
                     (unaudited)      (unaudited)      (unaudited)      (unaudited)     (unaudited)     (unaudited)

Turnover: Group              938                -              938              806               -             806
and share of
joint ventures'
turnover
Less: share of              (22)                -             (22)             (21)               -            (21)
joint ventures'
turnover
Group turnover               916                -              916              785               -             785

Operating                  (784)             (29)            (813)            (705)            (34)           (739)
expenses, net

EBITDA                       166                -              166              102               -             102
Depreciation                (34)                -             (34)             (22)               -            (22)
Amortisation                   -             (29)             (29)                -            (34)            (34)

Operating                    132             (29)              103               80            (34)              46
profit (loss)

Share of                     (8)                -              (8)                3               -               3
operating
results of
joint ventures
Profit on                      -                2                2                -               -               -
disposal of
fixed asset
investments
Amounts written                -              (1)              (1)                -            (19)            (19)
off fixed asset
investments,
net
Profit (loss)                124             (28)               96               83            (53)              30
on ordinary
activities
before interest
and taxation

Interest                       2                -                2                1               -               1
receivable and
similar income
Interest                    (21)                -             (21)             (31)               -            (31)
payable and
similar charges
Profit (loss)                105             (28)               77               53            (53)               -
on ordinary
activities
before taxation

Tax (charge)                (37)                -             (37)               15             (2)              13
credit on
profit (loss)
on ordinary
activities
Profit (loss)                 68             (28)               40               68            (55)              13
on ordinary
activities
after taxation

Equity                                                        (53)                                                -
dividends
Retained (loss)                                               (13)                                               13
profit

Earnings (loss)             3.6p           (1.5p)             2.1p             3.6p          (2.9p)            0.7p
per share -
basic
Earnings (loss)             3.6p           (1.5p)             2.1p             3.5p          (2.8p)            0.7p
per share -
diluted


*The results for the three months ended 31 December 2002 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".




Consolidated Balance Sheet at 31 December 2003


                                                                     31 December      31 December         30 June
                                                                            2003             2002            2003
                                                                                     as restated*    as restated*
                                                                            GBPm             GBPm            GBPm
                                                         Notes       (unaudited)      (unaudited)       (audited)

Fixed assets
Intangible assets                                            8               478              594             536
Tangible assets                                                              346              336             346
Investments                                                  9                37               69              74
                                                                             861              999             956

Current assets
Stocks                                                                       662              627             370
Debtors: Amounts falling due within one year
   - deferred tax assets                                                      50                -              31
   - other                                                                   393              433             363
                                                                             443              433             394

Debtors: Amounts falling due after more than one year
   - deferred tax assets                                                     128               68             159
   - other                                                                    61              136              64
                                                                             189              204             223

Cash at bank and in hand                                                     318               51              47
                                                                           1,612            1,315           1,034

Creditors: Amounts falling due within one year
   - other creditors                                                     (1,399)          (1,192)           (967)

Net current assets                                                           213              123              67

Total assets less current liabilities                                      1,074            1,122           1,023

Creditors: Amounts falling due after more than one year
   - long-term borrowings                                                (1,077)          (1,437)         (1,152)
   - other creditors                                                        (24)             (17)            (20)
                                                                         (1,101)          (1,454)         (1,172)

Provisions for liabilities and charges                                         -              (3)             (3)
                                                                            (27)            (335)           (152)

Capital and reserves - equity
Called-up share capital                                      10              970              968             969
Share premium                                                10            1,428            2,530           2,536
Shares to be issued                                          10                -                3               3
ESOP reserve                                                 10              (9)             (39)            (35)
Merger reserve                                               10              262              336             299
Special reserve                                              10               14                -               -
Profit and loss account                                      10          (2,692)          (4,133)         (3,924)
                                                             10             (27)            (335)           (152)


The accompanying notes are an integral part of this consolidated balance sheet.

*The balance sheets as at 31 December 2002 and 30 June 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".





Consolidated Cash Flow Statement for the half year ended 31 December 2003


                                                                              2003/2004      2002/2003    2002/2003
                                                                              Half year      Half year    Full year
                                                                                   GBPm           GBPm         GBPm
                                                                 Notes      (unaudited)    (unaudited)    (audited)

Net cash inflow from operating activities                          11a              401            255          664
Dividends received from joint ventures                                                3              -            4

Returns on investments and servicing of finance
Interest received and similar income                                                  3              2            3
Interest paid and similar charges on external financing                            (51)           (68)        (127)
Interest element of finance lease payments                                            -              -          (1)
Net cash outflow from returns on investments and servicing of                      (48)           (66)        (125)
finance

Taxation
UK corporation tax paid                                                            (21)              -         (18)
Consortium relief paid                                                              (3)              -            -
Net cash outflow from taxation                                                     (24)              -         (18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                          (65)           (44)         (98)
Receipts from sales of fixed asset investments                                       68              -            1
Net cash inflow (outflow) from capital expenditure and                                3           (44)         (97)
financial investment

Acquisitions and disposals
Funding to joint ventures                                                           (2)            (5)         (15)
Repayments of funding from joint ventures                                             3              2            5
Net cash inflow (outflow) from acquisitions and disposals                             1            (3)         (10)

Net cash inflow before management of liquid resources and                           336            142          418
financing

Management of liquid resources
(Increase) decrease in short-term deposits                                        (175)              -            1

Financing
Proceeds from issue of Ordinary Shares                                               10              -            5
Capital element of finance lease payments                          11b                -            (1)          (2)
Net decrease in total debt                                         11b             (75)          (140)        (425)
Net cash outflow from financing                                                    (65)          (141)        (422)

Increase (decrease) in cash                                        11b               96              1          (3)

Decrease in net debt                                               11b              346            142          423

The accompanying notes are an integral part of this consolidated cash flow statement.



Notes to Financial Statements


1     Basis of preparation


The interim accounts for the half year ended 31 December 2003 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended 30 June 2003, which were approved by the Directors on 11 August 2003, with the exception of the change in accounting policy following the adoption of UITF abstract 38 "Accounting for ESOP trusts", for which the half year and full year results for 2002/03 have been restated (see note 10 (iv)). The interim accounts for the six months ended 31 December 2003 do not constitute statutory accounts and are unaudited, but have been formally reviewed by Deloitte & Touche LLP. Their report is not modified in any respect. The interim accounts were approved by the board on 10 February 2004.

The financial information for the 2002/2003 full year is extracted from the financial statements for that year, with the exception of the restatement arising from the change in accounting policy described above, which have been filed with the Registrar of Companies. The auditors' report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2     Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:


                        2003/2004      2002/2003    2002/2003
                        Half year      Half year    Full year
                             GBPm           GBPm         GBPm
                      (unaudited)    (unaudited)    (audited)
DTH subscribers             1,285          1,112        2,341
Cable subscribers             103             98          202
Advertising                   147            133          284
Interactive                   147             91          218
Other                          84             77          141
                            1,766          1,511        3,186


3     Operating expenses, net



                     Before                                       Before
                   goodwill       Goodwill                      goodwill       Goodwill
                        and            and      2003/2004            and            and      2002/2003    2002/2003
                exceptional    exceptional      Half year    exceptional    exceptional      Half year    Full year
                      items          items          Total          items          items          Total        Total
                                                             as restated    as restated    as restated  as restated
                       GBPm           GBPm           GBPm           GBPm           GBPm           GBPm         GBPm
                (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)    (audited)

Programming (i)         783              -            783            744              -            744        1,604
Transmission             77              -             77             74              -             74          143
and related
functions (i)
Marketing               215              -            215            216              -            216          400
Subscriber              191              -            191            161              -            161          324
management
Administration (ii)     131             58            189            122             64            186          359
Betting                  86              -             86             40              -             40          108
                      1,483             58          1,541          1,357             64          1,421        2,938


(i) The amounts shown are net of GBP8 million (2002/2003: half year GBP7 million; full year GBP12 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP13 million (2002/2003: half year GBP12 million; full year GBP26 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Administration costs for the 2002/03 full year include goodwill and exceptional items of GBP117 million.

4     Exceptional items, net of tax



                                                                        2003/2004      2002/2003          2002/2003
                                                                        Half year      Half year          Full year
                                                                           credit         charge    credit (charge)
                                                                             GBPm           GBPm               GBPm
                                                                      (unaudited)    (unaudited)          (audited)

Release of provision against ITV Digital programming debtors (iii)              -              -                  3
Exceptional operating items                                                     -              -                  3

Profit on disposal of fixed asset investments (i)                               2              -                  -
Amounts written back to (written off) fixed asset investments, net (ii)        24           (21)               (15)

Recognition of deferred tax asset (iv)                                          -              -                123
Total exceptional items*                                                       26           (21)                111


*Total exceptional items for the half year ended 31 December 2003 are net of a tax charge of nil (2002/2003 half year: GBP2 million tax charge; 2002/2003 full year: GBP121 million net tax credit).

(i) Profit on disposal of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million (see note 9).

(ii) Amounts (written back to) written off fixed asset investments, net

2003

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

2002

At 31 December 2002, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21 million.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million, bringing the carrying value of the Group's investment in Open TV to nil.

In addition to the items noted above, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003.

(iii) Release of provision against ITV Digital programming debtors

The Group had provided in full against all unprovided balances owed by ITV Digital, following the announcement by the administrators of ITV Digital on 30 April 2002 to close the pay television services on the ITV Digital platform and close the administration. During 2003, the Group received GBP5 million from ITV Digital's administrators and released GBP5 million of its exceptional operating provision accordingly (GBP3 million net of tax charge).

(iv) Recognition of deferred tax asset

Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence at 30 June 2003 to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP123 million was recognised as an exceptional item.


5     Tax on profit on ordinary activities

Analysis of charge (credit) in period:



                                                                    2003/2004          2002/2003          2002/2003
                                                                    Half year          Half year          Full year
                                                              charge (credit)    charge (credit)    charge (credit)
                                                                                     as restated        as restated
                                                                         GBPm               GBPm               GBPm
                                                                  (unaudited)        (unaudited)          (audited)

Current tax (i)

UK corporation tax                                                         69                 29                 87
Adjustment in respect of prior years                                      (8)                  -                  -
                                                                           61                 29                 87


Deferred tax:

Origination and reversal of timing differences (i)                          8               (36)              (149)
Increase (decrease) in estimate of recoverable deferred                     5                  7                (2)
tax asset in respect of prior years
Total deferred tax                                                         13               (29)              (151)

Share of joint ventures' tax charge                                         -                  1                  2

                                                                           74                  1               (62)


(i) The current tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003 half year: GBP2 million; 2002/2003 full year: GBP2 million). The deferred tax charge for the half year to 31 December 2003 includes an exceptional charge of nil (2002/2003 half year: nil; 2002/2003 full year: credit of GBP123 million).

(ii) At 31 December 2003, a deferred tax asset of GBP18 million (2002/2003: half year GBP134 million; full year GBP17 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

6     Equity dividends


                                                                               2003/2004      2002/2003    2002/2003
                                                                               Half year      Half year    Full year
                                                                                    GBPm           GBPm         GBPm
                                                                             (unaudited)    (unaudited)    (audited)

Equity dividends
- interim dividend of 2.75p (2002/2003 half year: nil; 2002/2003 full                53              -            -
year: nil) per Ordinary Share


7     Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's employee Share Ownership Plan ("ESOP") trust during the period.

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:



                                                                              2003/2004      2002/2003   2002/2003
                                                                              Half year      Half year   Full year
                                                                               millions       millions    millions
                                                                              of shares      of shares   of shares
                                                                            (unaudited)    (unaudited)   (audited)

Ordinary Shares                                                                   1,938          1,905       1,921
ESOP trust shares                                                                   (2)            (6)         (6)

Basic shares                                                                      1,936          1,899       1,915

Dilutive Ordinary Shares from share options and other potential Ordinary              6             42          27
Shares outstanding

Diluted shares                                                                    1,942          1,941       1,942


8     Intangible assets

The movement in the period was as follows:


                                          Goodwill
                                              GBPm
                                       (unaudited)
Net book value at 1 July 2003                  536
Amortisation                                  (58)
Net book value at 31 December 2003             478

Goodwill of GBP272 million, GBP542 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of and projections for these businesses.

9     Fixed asset investments



                                  31 December    31 December        30 June
                                         2003           2002           2003
                                                 as restated    as restated
                                         GBPm           GBPm           GBPm
                                  (unaudited)    (unaudited)      (audited)

Investments in joint ventures              34             28             30
Other investments                           3             41             44
Total investments                          37             69             74


Other investments

2003

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for GBP62 million, recognising a profit on disposal of GBP2 million following the release of GBP33 million provision previously held against the investment, effective as at 30 September 2003.

The Group has increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

2002

At 31 December 2002, the Group made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of GBP21 million.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5 million, and reduced both its investment and provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP3 million. This reduced the carrying value of the Group's investment in Open TV to nil.

In addition to the items noted above, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3 million, following the agreement to sell its minority investment in July 2003.


10     Reconciliation of movement in shareholders' deficit



                                                                                                       Total equity
                Share        Share    Shares to       Merger      Special         ESOP   Profit and   shareholders'
              capital      premium    be issued      reserve      reserve      reserve         loss         deficit
                  (i)   (ii) (iii)         (ii)                     (iii)         (iv)      account
                 GBPm         GBPm         GBPm         GBPm         GBPm         GBPm         GBPm            GBPm
          (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)  (unaudited)     (unaudited)

At 1              969        2,536            3          299            -         (35)      (3,924)           (152)
July
2003 -
as
restated
Issue of            1           12          (3)            -            -            -            -              10
share
capital
ESOP                -            -            -            -            -           26           12              38
shares
utilised
Profit              -            -            -            -            -            -           77              77
for the
financial
period
Share               -      (1,120)            -            -           14            -        1,106               -
premium
reduction
Transfer            -            -            -         (37)            -            -           37               -
from
merger
reserve
At 31             970        1,428            -          262           14          (9)      (2,692)            (27)
December
2003

(i) During the period the Company issued shares with a market value of GBP14 million (2002/2003: half year GBP1 million; full year GBP6 million) in respect of the exercise of options awarded under various share option schemes, with GBP10 million (2002/2003: half year nil; full year GBP5 million) received from employees.

(ii) On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

(iii)On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit. The Company's balance sheet and profit and loss account are not presented within this interim statement.

(iv) At 31 December 2003, the Group's ESOP held 1,280,337 Ordinary Shares in the Company at an average value of GBP6.72 per share. The 4,176,675 shares utilised during the period relate to the exercise of Long Term Incentive Plan ("LTIP") and Key Contributor Plan ("KCP") awards. As a result of the adoption of UITF abstract 38, the Group's ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders' funds. In addition the brought forward profit and loss reserve at 1 July 2003 was reduced by GBP12 million. The impact of adopting UITF abstract 38 was accordingly to reduce net assets at 1 July 2003 by GBP47 million, and to reduce profit for the year to 30 June 2003 by GBP6 million (profit for the 6 months to 31 December 2002: GBP4 million decrease).


11     Notes to consolidated cash flow statement

a)     Reconciliation of operating profit to operating cash flows



                                                           2003/2004      2002/2003      2002/2003
                                                           Half year      Half year      Full year
                                                                        as restated    as restated
                                                                GBPm           GBPm           GBPm
                                                         (unaudited)    (unaudited)      (audited)

Operating profit                                                 225             90            248
Depreciation                                                      58             44             98
Amortisation of goodwill and other intangible assets              58             64            121
Loss on disposal of fixed assets                                   1              -              -
Decrease in working capital                                       62             57            198
Provisions utilised, net                                         (3)              -            (1)
Net cash inflow from operating activities                        401            255            664




b)     Analysis of changes in net debt



                                                                                            At 31
                                                          At 1 July                      December
                                                               2003      Cash flow           2003
                                                               GBPm           GBPm           GBPm
                                                          (audited)    (unaudited)    (unaudited)
Overnight deposits                                               33             68            101
Other cash                                                       14             28             42
                                                                 47             96            143

Short-term deposits                                               -            175            175
Cash at bank and in hand                                         47            271            318

Debt due after more than one year                           (1,144)             75        (1,069)
Finance leases                                                  (8)              -            (8)
Total debt                                                  (1,152)             75        (1,077)

Total net debt                                              (1,105)            346          (759)



12     EBITDA


EBITDA  (earnings  before  interest,  tax,  depreciation  and  amortisation)  is
calculated  as  operating   profit  before   depreciation  and  amortisation  or
impairment of goodwill and intangible fixed assets.

13     Regulatory update


EC Investigation - FAPL

The European Commission has undertaken investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited ("FAPL"). On 21 June 2002, BSkyB Limited and the FAPL notified BSkyB Limited's current agreements for the broadcast of FAPL football matches to the European Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission. On 20 December 2002, the European Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. Since June 2003, the Group has received several requests for information from the European Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. In August and October 2003, the FAPL announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two "near live" packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two "near live" packages of rights in Ireland from the beginning of the 2004/2005 season to the end of the 2006/07 season. On 16 December 2003 the European Commission announced that a provisional agreement had been reached with the FAPL regarding the joint selling of the media rights to Premier League matches and that a provisional agreement had been reached with BSkyB regarding its recent acquisition of TV rights to those matches. Under the provisional agreement with BSkyB, BSkyB has agreed to offer to sublicense a set of up to eight premier league matches each season to another broadcaster. These provisional agreements will be submitted for third party comments as the European Commission formalises its position.

EC Investigation - Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group and its financial results.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 February 2004                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary